Exhibit 99.1

TABOOLA.COM LTD. AND ITS SUBSIDIARIES

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2021

UNAUDITED

INDEX

Page
Consolidated interim Balance Sheets	2

Consolidated interim Statements of Income (Loss)	3

Consolidated Statement of Convertible Preferred Shares and Shareholders' Equity	4

Consolidated interim Statements of Cash Flows	6

Notes to Consolidated interim Financial Statements	7-21

TABOOLA.COM LTD.

CONSOLIDATED INTERIM BALANCE SHEETS

U.S. dollars in thousands, except share and per share data

	June 30,	December 31,
	2021	2020
	Unaudited	Audited
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$585,243	$242,811
Restricted deposits	1,061	3,664
Trade receivables (net of allowance for credit losses of $4,452 and $4,096 as of June 30, 2021, and December 31, 2020, respectively)	139,019	158,050
Prepaid expenses and other current assets	37,636	21,609
Total current assets	762,959	426,134

NON-CURRENT ASSETS
Long-term prepaid expenses	20,923	5,289
Restricted deposits	3,367	3,300
Deferred tax assets	2,281	1,382
Right of use assets	58,385	68,058
Property and equipment, net	58,310	52,894
Intangible assets, net	2,627	3,905
Goodwill	19,206	19,206
Total non-current assets	165,099	154,034
Total assets	928,058	$580,168

LIABILITIES, CONVERTIBLE PREFERRED SHARES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
Trade payable	$157,658	$189,352
Lease liability	15,287	15,746
Accrued expenses and other current liabilities	101,029	95,135
Total current liabilities	273,974	300,233

LONG TERM LIABILITIES
Deferred tax liabilities	27	45
Warrant Liability	54,155	-
Lease liability	52,564	63,044
Total long-term liabilities	106,746	63,089

COMMITMENTS AND CONTINGENCIES (Note 7)
CONVERTIBLE PREFERRED SHARES
Preferred A, B, B-1, B-2, C, D and E shares with no par value - Authorized: 0 and 123,389,750 shares at June 30, 2021 and at December 31, 2020 respectively; Issued and outstanding: 0 and 121,472,152 shares at June 30, 2021 and December 31, 2020 respectively.	-	170,206

SHAREHOLDERS' EQUITY
Ordinary shares with no par value- Authorized:700,000,000 and 176,535,661 shares as of June 30, 2021, and December 31, 2020, respectively; shares issued and outstanding of 211,198,259 and 41,357,049 as of June 30, 2021 and December 31, 2020, respectively.	-	-
Additional paid-in capital	621,664	78,137
Accumulated deficit	(74,326)	(31,497)
Total shareholders' equity	547,338	46,640
Total liabilities, convertible preferred shares, and shareholders' equity	$928,058	$580,168

The accompanying notes are an integral part of these unaudited consolidated interim financial statements.

TABOOLA.COM LTD.

CONSOLIDATED INTERIM STATEMENTS OF INCOME (LOSS)

U.S. dollars in thousands, except share and per share data

	Three months ended June 30,		Six months ended June 30,
	2021	2020	2021	2020
	Unaudited
Revenues	$329,072	$267,668	$632,022	$547,014
Cost of revenues:
Traffic acquisition cost	212,202	168,783	409,238	379,161
Other cost of revenues	16,625	14,781	33,040	30,973

Total cost of revenues	228,827	183,564	442,278	410,134

Gross profit	100,245	84,104	189,744	136,880

Operating expenses:

Research and development expenses	30,050	21,908	53,943	43,907
Sales and marketing expenses	69,136	31,396	103,444	66,832
General and administrative expenses	54,468	12,576	64,144	27,755

Total operating expenses	153,654	65,880	221,531	138,494

Operating income (loss) before finance expenses	(53,409)	18,224	(31,787)	(1,614)
Finance expenses, net	(85)	(654)	(883)	(206)

Income (loss) before income taxes	(53,494)	17,570	(32,670)	(1,820)
Provision for income taxes	(7,922)	(4,665)	(10,159)	(9,128)

Net income (loss)	$(61,416)	$12,905	$(42,829)	$(10,948)

Less: Undistributed earnings allocated to participating securities	(6,029)	(5,646)	(11,944)	(11,228)
Net income (loss) attributable to ordinary shareholders, basic and diluted	(67,445)	7,259	(54,773)	(22,176)
Net income (loss) per share attributable to ordinary shareholders, basic	$(1.39)	$0.19	$(1.18)	$(0.54)
Weighted-average shares used in computing net income (loss) per share attributable to ordinary shareholders, basic	48,518,124	37,895,239	46,351,830	41,217,908
Net income (loss) per share attributable to ordinary shareholders, diluted	$(1.39)	$0.12	$(1.18)	$(0.54)
Weighted-average shares used in computing net income (loss) per share attributable to ordinary shareholders, diluted	48,518,124	60,096,610	46,351,830	41,217,908

The accompanying notes are an integral part of the unaudited consolidated interim financial statements.

TABOOLA.COM LTD.

CONSOLIDATED STATEMENT OF CONVERTIBLE PREFERRED SHARES AND SHAREHOLDERS' EQUITY

U.S. dollars in thousands, except share and per share data

	Convertible Preferred shares		Ordinary shares		Additional paid-in	Accumulated	Total Shareholders’
	Number	Amount	Number	Amount	capital	deficit	Total
Balance as of December 31, 2020	121,472,152	$170,206	41,357,049	$-	$78,137	$(31,497)	$46,640

Conversion of Preferred Shares to Ordinary Shares	(121,472,152)	(170,206)	121,472,152	-	170,206	-	170,206
Issuance of Ordinary Shares			43,971,516		284,482	-	284,482
Share based compensation expenses	-	-	-	-	83,920	-	83,920
Exercise of options and vested RSUs	-	-	4,397,542	-	4,919	-	4,919
Net loss	-	-	-	-	-	(42,829)	(42,829)
Balance as of June 30, 2021 (unaudited)	-	$-	211,198,259	$-	$621,664	$(74,326)	$547,338

	Convertible Preferred shares		Ordinary shares		Additional paid-in	Accumulated	Total Shareholders’
	Number	Amount	Number	Amount	capital	deficit	Total
Balance as of December 31, 2019	121,472,152	170,206	44,903,273	-	47,257	(39,990)	7,267

Cancellation of restricted shares	-	-	(7,411,689)	-	-	-	-
Share based compensation expenses	-	-	-	-	4,493	-	4,493
Exercise of options	-	-	525,073	-	677	-	677
Net loss	-	-	-	-	-	(10,948)	(10,948)

Balance as of June 30, 2020 (unaudited)	121,472,152	$170,206	38,016,657	$-	$52, 427	$(50,938)	$1,489

	Convertible Preferred shares		Ordinary shares		Additional paid-in	Accumulated
	Number	Amount	Number	Amount	Capital	deficit	Total
Balance as of March 31, 2021 (unaudited)	121,472,152	$170,206	44,195,735	$-	$86,941	$(12,910)	$74,031

Conversion of Preferred Shares to Ordinary Shares	(121,472,152)	(170,206)	121,472,152	-	170,206	-	170,206
Issuance of Ordinary Shares			43,971,516	-	284,482	-	284,482
Share based compensation expenses	-	-	-	-	78,667	-	78,667
Exercise of options and vested RSUs	-	-	1,558,856	-	1,368	-	1,368
Net loss	-	-	-	-	-	(61,416)	(61,416)
Balance as of June 30, 2021 (unaudited)	-	$-	211,198,259	$-	$621,664	$(74,326)	$547,338

TABOOLA.COM LTD.

CONSOLIDATED STATEMENT OF CONVERTIBLE PREFERRED SHARES AND SHAREHOLDERS' EQUITY

U.S. dollars in thousands, except share and per share data

	Preferred shares		Ordinary shares		Additional paid-in	Accumulated
	Number	Amount	Number	Amount	Capital	deficit	Total

Balance as of March 31, 2020 (unaudited)	121,472,152	$170,206	37,584,823	$-	$49,804	$(63,843)	$(14,039)

Share based compensation expenses	-	-	-	-	2,223	-	2,223
Exercise of options	-	-	431,826	-	400	-	400
Net loss	-	-	-	-	-	12,905	12,905

Balance as of June 30, 2020 (unaudited)	121,472,152	$170,206	38,016,649	$-	$52,427	$(50,938)	$1,489

The accompanying notes are an integral part of the unaudited consolidated interim financial statements.

TABOOLA.COM LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Six months ended
	June 30,
	2021	2020
	Unaudited
Cash flows from operating activities:

Net loss	$(42,829)	$(10,948)
Adjustments to reconcile net loss to net cash flows provided by operating activities:
Depreciation and amortization	16,890	18,827
Share based compensation expenses	83,654	4,493
Net loss (gain) from financing expenses	(1,357)	824
Revaluation of the warrant liability	272	-
Accrued interest, net	-	332

Change in operating assets and liabilities:
Decrease in trade receivables	19,031	43,296
Decrease (increase) in prepaid expenses and other current assets and long-term prepaid expenses	(33,757)	14,985
Decrease in trade payable	(31,025)	(35,535)
Increase in accrued expenses and other current liabilities	5,284	14,333
Increase in deferred taxes, net	(917)	(1,456)
Change in operating lease Right of use assets	7,291	6,639
Change in operating Lease liabilities	(8,557)	(7,948)
Net cash provided by operating activities	13,980	47,842

Cash flows from investing activities
Purchase of property and equipment, including capitalized platform costs	(21,675)	(10,634)
Cash paid in connection with acquisitions	-	(202)
Decrease (increase) in restricted deposits	2,536	(2)
Decrease in short-term deposits	-	24,964
Net cash provided by (used in) investing activities	(19,139)	14,126

Cash flows from financing activities
Exercise of options and vested RSUs	4,919	677
Issuance of share, net of offering costs	287,432	-
Issuance of warrant	53,883	-
Net cash provided by financing activities	346,234	677
Exchange differences on balances of cash, cash equivalents	1,357	(824)

Increase in cash, cash equivalents	342,432	61,821
Cash and cash equivalents - at the beginning of the period	242,811	86,920
Cash and cash equivalents - at end of the period	$585,243	$148,741

Supplemental information:
Cash paid for income taxes	$5,831	$963
Non cash activities
Purchase of property, plant and equipment	$966	$3,030
Unpaid offering cost	$2,950	-

The accompanying notes are an integral part of the unaudited consolidated interim financial statements.

TABOOLA.COM LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 1:-      GENERAL

a.
Taboola.com Ltd. was incorporated under the laws of the state of Israel and commenced its operations on September 3, 2006. Taboola has subsidiaries worldwide (together with its subsidiaries, collectively, the "Company" or “Taboola”).

Taboola is a technology company that empowers advertisers to leverage its Artificial Intelligence, or AI, powered platform to reach targeted audiences with an effective, native ad-format across websites, devices and services such as mobile apps and games (collectively referred to as “digital properties”). Digital properties use Taboola’s recommendation platform to monetize their content, increase user engagement and build new audiences.

b.	Merger Agreement

On January 25, 2021, the Company and Toronto Sub Ltd., a Cayman Islands exempted company and wholly owned subsidiary of  Taboola (“Merger Sub”) entered into a merger agreement (“Merger Agreement”), with ION Acquisition Corp. 1 Ltd., a Cayman Islands exempted company (“ION”), which was formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses or entities. ION’s Class A ordinary shares, warrants, and units were previously listed on the NYSE under the symbols ‘‘ION,’’ ‘‘ION.WS,’’and ‘‘ION.U,’’ respectively.

Pursuant to the Merger Agreement, on June 29, 2021, Merger Sub merged with and into ION, with ION surviving the merger (the “Merger Transaction”).

Pursuant to the Merger Agreement, at the effective time of the Merger Transaction (the “Effective Time”), (a) each issued and outstanding unit of ION, consisting of one Class A ordinary share of ION, par value $0.0001 per share, of ION (“Class A Ordinary Shares”) and one-fifth of one warrant of ION entitling the holder to purchase one Class A Ordinary Share per warrant at a price of $11.50 per share (“ION Warrants”), was automatically separated and the holder thereof was deemed to hold one Class A Ordinary Share and one-fifth of one ION Warrant, (b) each Class A Ordinary Share outstanding immediately prior to the Effective Time was exchanged for one ordinary share no par value per share of Taboola (“Taboola Ordinary Shares”), (c) each Class B ordinary shares, par value $0.0001 per share, outstanding immediately prior to the Effective Time, was exchanged for one Taboola Ordinary Share and (d) each ION Warrant outstanding immediately prior to the Effective Time, including both the ION Warrants issued to public shareholders in ION’s initial public offering (the “Public Warrants”) and the ION warrants issued in a private placement to ION’s sponsors in ION’s initial public offering (the “Private Placement Warrants” or “Private Warrants”), was assumed by Taboola and become a warrant to purchase one Taboola Ordinary Share. Each step above took place after a preferred shares conversion and a Stock Split (as further described in c below).

After the Effective Time and once the Taboola Warrants become exercisable, Taboola may redeem the outstanding Taboola Warrants (except as described herein with respect to the Private Placement Warrants) in whole and not in part at a price of $0.01 per warrant upon a minimum of 30 days’ prior written notice of redemption (the “30-day redemption period”); and if, and only if, the closing price of the Taboola Ordinary Shares equals or exceeds $18.00 per share, subject to certain adjustments, for any 20 trading days within a 30-trading day period ending three business days before the notice of redemption is sent to the warrant holders. Except as described below, the Private Placement Warrants have terms and provisions that are identical to those of the Public Warrants.

TABOOLA.COM LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 1:-      GENERAL (Cont.)

After the Effective Time, the Private Placement Warrants (including the Taboola Ordinary Shares issuable upon exercise of such warrants) are not redeemable by Taboola so long as they are held by ION’s sponsors, members of ION’s sponsors or their permitted transferees. ION’s sponsors or their permitted transferees, have the option to exercise the Private Placement Warrants on a cashless basis.

Concurrently with and following the execution of the Merger Agreement, Taboola and certain accredited investors (“PIPE Investors”) entered into a series of subscription agreements, which closed concurrently with the closing of the merger under the Merger Agreement, providing for the purchase by the PIPE Investors at the Effective Time of an aggregate of 13,500,000 Taboola Ordinary Shares at a price per share of $10.00 (assuming the Stock Split has been effected), for gross proceeds to Taboola of $135,000 (collectively, the “PIPE”). The closing of the PIPE was conditioned upon the consummation of the Merger Transaction.

Concurrently with and following the execution of the Merger Agreement, Taboola and certain accredited investors (the “Secondary Investors”) entered into share purchase agreements pursuant to which the Secondary Investors purchased 15,120,000 Taboola Ordinary Shares from certain shareholders of Taboola, at a price per share of $10.00 (assuming the Stock Split had been affected), for gross proceeds of $151,200.

On June 29, 2021, following the Merger Transaction and other transactions contemplated by the Merger Agreement, ION became a direct, wholly owned subsidiary of Taboola. As a result, Taboola's shares and warrants became listed on The Nasdaq Global Market under the symbols “TBLA” and “TBLAW”, respectively

The ION Business Combination was accounted for as a recapitalization, with no goodwill or other intangible assets recorded, in accordance with GAAP. It has been determined that Taboola was the accounting acquirer based on evaluation of the following facts and circumstances:

•	Taboola’s existing shareholders will have the greatest voting interest in the combined entity.

•	Taboola’s directors will represent the majority of the board of directors of the combined company following the consummation of the Business Combination.

•	Taboola’s senior management will be the senior management of the combined company following the consummation of the Business Combination.

•	Taboola is the larger entity based on historical operating activity and has the larger employee base.

•
The Subscription Agreements related to the PIPE, which were executed concurrently with and following the Merger Agreement, resulted in the issuance of Taboola Ordinary Shares, leading to an increase in share premium.

The total ION cash amount and the PIPE consideration, net of transaction costs, were allocated to the equity and Warrants liability of the Company as of the Merger Transaction date in amounts of $284,482 and $53,883, respectively. The transaction costs related to the Warrant’s liability in the amount of $4,183 were recognized as general and administrative expenses in the Company's statement of income (loss) for the six months ended June 30, 2021.

TABOOLA.COM LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 1:-      GENERAL (Cont.)

c.
On June 29, 2021, the Company’s board of directors and the stockholders, approved a 2.700701493 for 1 stock split, pursuant to which all Convertible Preferred Shares, Restricted Shares, Restricted Share Unit, options t Ordinary Shares, exercise price and net loss per share amounts were adjusted retroactively for all periods presented in these consolidated financial statements as if the stock split had been in effect as of the date of these consolidated financial statements.

NOTE 2:-      SIGNIFICANT ACCOUNTING POLICIES

The accompanying unaudited consolidated interim financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”), and applicable rules and regulations of the Securities and Exchange Commission (“SEC”) regarding interim financial reporting and include the accounts of Taboola.com Ltd. and its wholly owned subsidiaries. All intercompany balances and transactions have been eliminated in consolidation.

The consolidated balance sheet as of December 31, 2020, was derived from the audited consolidated financial statements as of that date, but does not include all of the disclosures, including certain notes required by GAAP on an annual reporting basis. Certain information and note disclosures normally included in the financial statements prepared in accordance with GAAP have been condensed or omitted pursuant to such rules and regulations.

Therefore, these unaudited consolidated financial statements should be read in conjunction with the audited consolidated financial statements and the related notes thereto as of and for the year ended December 31, 2020, included in the Company’s final prospectus dated September 2, 2021 relating to its Registration Statement on Form F-1 as filed with the SEC.

In management’s opinion, the unaudited consolidated interim financial statements have been prepared on the same basis as the annual consolidated financial statements and reflect all adjustments, which include only normal recurring adjustments necessary for the fair presentation of the Company’s financial position as of June 30, 2021 and the Company’s unaudited interim consolidated statement of income (loss) and convertible preferred shares and shareholders’ equity for the three and six months ended June 30, 2021 and 2020, and cash flows for the six months ended June 30, 2021 and 2020. The results for the three and six months ended June 30, 2021, are not necessarily indicative of the results to be expected for the full year ending December 31, 2021, or any other future interim or annual period.

Use of Estimates

The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting periods and accompanying notes. Significant items subject to such estimates and assumptions include, those related to accounts receivable and allowance for credit losses, acquired intangible assets and goodwill, the useful life of intangible assets, capitalized software and property and equipment, the incremental borrowing rate for operating leases, share-based compensation including the determination of the fair value of the Company’s share-based awards, and the valuation of deferred tax assets and uncertain tax positions.

TABOOLA.COM LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-      SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Company bases these estimates on historical and anticipated results, trends and various other assumptions that it believes are reasonable under the circumstances, including assumptions as to future events. Actual results could differ from those estimates.

In March 2020, the World Health Organization (”WHO”) declared the novel coronavirus COVID-19 ("COVID-19") a global pandemic. The pandemic adversely affected workforces, economies, and financial markets globally in 2020 and the first half of 2021 and, until contained, is still expected to disrupt general business operations. The COVID-19 pandemic and the measures taken by many governments around the world in response could in the future meaningfully impact our business, results of operations and financial condition. The Company is currently unable to predict the duration of that impact but continues to monitor its accounting estimates of the carrying value of certain assets and liabilities relating to its leases and will continue to do so as additional information is obtained or new events occur. Actual results could differ from our estimates and judgments, and any such differences may be material to our financial statements.

Significant Accounting Policies

The Company’s significant accounting policies are discussed in Note 2, Summary of Significant Accounting Policies, in the Company’s final prospectus dated September 2, 2021 relating to its Registration Statement on Form F-1 as filed with the SEC. There have been no significant changes to these policies during the six months ended June 30, 2021, except as noted below.

Warrants Liability

The Company evaluated the Public Warrants and Private Placement Warrants (collectively, ‘‘Warrants’’, which are discussed in Note 1b, and Note 2) in accordance with ASC 815-40, ‘‘Derivatives and Hedging — Contracts in Entity’s Own Equity’’, and concluded that a provision in the Warrant Agreement related to certain tender or exchange offers, as well as provisions that provided for potential changes to the settlement amounts dependent upon the characteristics of the holder of the warrant, preclude the Warrants from being accounted for as components of equity.

As the Warrants meet the definition of a derivative as contemplated in ASC 815 and are not eligible for an exception from derivative accounting, the Warrants are recorded as derivative liabilities on the Balance Sheet and measured at fair value at inception (on June 29, 2021, the date of the Business Combination) and at each reporting date in accordance with ASC 820, ‘‘Fair Value Measurement’’, with changes in fair value recognized in the Statement of Operations in the period of change.

TABOOLA.COM LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-      SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Accounting for share-based compensation

The fair value of each option award is estimated on the grant date using the Black-Scholes option pricing model. The fair value of each option award is estimated using the following assumptions:

	Six months ended June 30,
	2021	2020
Volatility	51.0% - 54.7%	50.0% - 53.82%
Risk-free interest rate	0.51% - 1.27%	0.38% - 0.52%
Dividend yield	0%	0%
Expected term (in years)	5 – 6.85	6.25

Business combinations

The Company accounts for business combinations using the acquisition method of accounting. The Company determines the recognition of intangible assets based on the following criteria: (i) the intangible asset arises from contractual or other rights; or (ii) the intangible asset is separable or divisible from the acquired entity and capable of being sold, transferred, licensed, returned or exchanged. The Company allocates the purchase price of business combinations to the tangible assets, liabilities and intangible assets acquired, based on their estimated fair values. The excess purchase price over those fair values is recorded as goodwill. During the measurement period, which may be up to one year from the acquisition date, the Company may record adjustments to the fair value of these tangible and intangible assets acquired and liabilities assumed, with the corresponding offset to goodwill. Upon the conclusion of the measurement period or final determination of the fair value of assets acquired or liabilities assumed, whichever comes first, any subsequent adjustments are recorded to the Company’s consolidated statement of operations. The process of estimating the fair values requires significant estimates, especially with respect to intangible assets. Critical estimates in valuing certain intangible assets include, but are not limited to, future expected cash flows from customer contracts, merchant/network affiliate relationship, publisher relationship, technologies, tradenames and discount rates. The Company estimates fair value based upon assumptions that are believed to be reasonable, but which are inherently uncertain and unpredictable and, as a result, actual results may differ from estimates.

Recently Issued Accounting Pronouncements

In December 2019, the FASB issued ASU No. 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes, which simplifies the accounting for income taxes by removing a variety of exceptions within the framework of ASC 740. These exceptions include the exception to the incremental approach for intra-period tax allocation in the event of a loss from continuing operations and income or a gain from other items (such as other comprehensive income), and the exception to using general methodology for the interim period tax accounting for year-to-date losses that exceed anticipated losses. The guidance will be effective for the Company beginning January 1, 2022, and interim periods in fiscal years beginning January 1, 2023. Early adoption is permitted. The Company is currently evaluating the effect that ASU 2019-12 will have on its consolidated financial statements and related disclosures.

TABOOLA.COM LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-      SIGNIFICANT ACCOUNTING POLICIES (Cont.)

In August 2020, the FASB issued ASU 2020-06, ASC Subtopic 470-20 “Debt—Debt with Conversion and Other Options” and ASC subtopic 815-40 “Hedging—Contracts in Entity’s Own Equity”. The standard reduced the number of accounting models for convertible debt instruments and convertible preferred stock. Convertible instruments that continue to be subject to separation models are (1) those with embedded conversion features that are not clearly and closely related to the host contract, that meet the definition of a derivative, and that do not qualify for a scope exception from derivative accounting and (2) convertible debt instruments issued with substantial premiums for which the premiums are recorded as paid-in capital.

Among other potential impacts, ASU 2020-06 will reduce reported interest expense, and thereby decrease reported net loss, and result in a reclassification of certain conversion feature balance sheet amounts from stockholder’s equity to liabilities as it relates to the Company’s 2025 Notes. Additionally, ASU 2020-06 requires the application of the if-converted method to calculate the impact of convertible instruments on earnings per share. The amendments in this update are effective for fiscal years beginning after December 15, 2021, including interim periods within those fiscal years, and can be adopted on either a fully retrospective or modified retrospective basis. The Company is currently assessing the impact of the adoption of this standard on its consolidated financial statements and will adopt on January 1, 2022.

NOTE 3:-      CASH AND CASH EQUIVALENTS

The following table presents for each reported period, the breakdown of cash and cash equivalents:

	June 30,	December 31,
	2021	2020
	Unaudited	Audited
Cash	$286,914	$115,693
Money market funds	268,004	10
Time deposits	30,325	127,108
Total Cash and cash equivalents	$585,243	$242,811

TABOOLA.COM LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 4:-      FAIR VALUE MEASUREMENTS

The Company evaluates assets and liabilities subject to fair value measurements on a recurring basis to determine the appropriate level to classify them for each reporting period. There have been no transfers between fair value measurements levels during the six months ended June 30, 2021.

The authoritative guidance on fair value measurements establishes a consistent framework for measuring fair value on either a recurring or nonrecurring basis whereby inputs, used in valuation techniques, are assigned a hierarchical level. The following are the hierarchical levels of inputs to measure fair value:

Level 1:	Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2:
Observable inputs that reflect quoted prices for identical assets or liabilities in markets that are not active; quoted prices for similar assets or liabilities in active markets; inputs other than quoted prices that are observable for the assets or liabilities; or inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3:
Unobservable inputs reflecting the Company’s own assumptions incorporated in valuation techniques used to determine fair value. These assumptions are required to be consistent with market participant assumptions that are reasonably available.

The following table sets forth the Company’s assets and liabilities that were measured at fair value as of June 30, 2021, by level within the fair value hierarchy (in thousands):

	June 30, 2021
	Fair value measurements using input type
	Unaudited
Description:	Level 1	Level 2	Level 3	Total
Assets:
Money market funds	$268,004	$-	$-	$268,004

Liabilities:
Warrant Liability – Public Warrants	16,068	-	-	16,068
Warrant Liability – Private Placement Warrants	-	-	38,087	38,087

The Warrants were accounted for as liabilities in accordance with ASC 815-40 and are presented within warrant liabilities on the balance sheet. The warrant liabilities are measured at fair value at inception and on a recurring basis, with changes in fair value presented within change in fair value of warrant liabilities in the consolidated statement of operations.

TABOOLA.COM LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 4:-      FAIR VALUE MEASUREMENTS (Cont.)

Initial Measurement

The Company established the initial fair value for the Warrants as of June 29, 2021, the date of the Company’s Merger Transaction, using a quoted price for the Public Warrants and a Black-Scholes simulation model for the Private Placement Warrants. The Private Warrants were classified as Level 3 at the initial measurement date due to the use of unobservable inputs.

The key inputs into the Black-Scholes model for the Private Placement Warrants were as follows at initial measurement:

	June 29, 2021	June 30, 2021
Input	(Initial Measurement)
Risk-free interest rate	0.73% - 0.89%	0.72% - 0.87%
Expected term (years)	4.26 - 5.00	4.26 - 5.00
Expected volatility	65.3% - 65.7%	65.3% - 65.8%
Exercise price	$11.50	$11.50
Underlying Stock Price	$10.54	$10.35

The Company’s use of a Black-Scholes model required the use of subjective assumptions:

•	The risk-free interest rate assumption was interpolated based on constant maturity U.S. Treasury rates over a term commensurate with the expected term of the warrants.

•
The expected term was determined based on the expected date of the initial Business Combination, as the Warrants expire on the date that is 5 years from the completion of the initial Business Combination and for certain Private Warrants 5 years from the date of the initial public offering effective date.

•	The expected volatility assumption was based on the implied volatility from a set of comparable publicly- traded warrants as determined based on size and proximity.

Subsequent Measurement

The following table presents the changes in the fair value of warrants liability (unaudited):

	Private	Public	Total
Input	Warrants	Warrants	Warrants
Initial measurement on June 29, 2021	39,143	14,740	53,883
Change in fair value	(1,056)	1,328	272
Fair value as of June 30, 2021	38,087	16,068	54,155

TABOOLA.COM LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 5:-      SHAREHOLDERS' EQUITY

a.	Composition of share capital of the Company:

	June 30, 2021		December 31, 2020
	Unaudited		Audited
	Authorized	Outstanding	Authorized	Outstanding
Number of shares
Ordinary shares (no par value)	700,000,000	211,198,259	176,535,661	41,357,049

b.	Share option plan:

During the years 2007, 2016, 2017, 2020 the Company adopted several share incentive plans (together the “Company's legacy share incentive plan” or “Legacy Plans”). In June 2021 the Company retired the Legacy Plans and adopted the 2021 Share Incentive Plan (the “2021 Share Incentive Plan” or “2021 Plan”, and together with the Legacy Plans, the “Plans”).

In addition, during June 2021, the Company adopted the Employee Stock Purchase Plan (the “ESPP”).

The Company adopted the Plans and the ESPP to provide incentives to employees, directors, consultants and/or contractors.

Under each of the Plans, the Company's employees, directors, consultants and/or contractors may be granted any equity-related award, including option to acquire the Company ordinary shares; restricted shares; and restricted share units (“RSU”).

The options generally vest over 4 years and expire 10 years after the date of grant. Most of the RSUs granted are subject to a two-tiered vesting arrangement, including a time-based vesting component which is generally over 4 years, and an additional vesting condition of a Merger/Sale or IPO being consummated within 5 years of the grant. Any equity grant that is forfeited or canceled before expiration becomes available for future grants under the Plans.

TABOOLA.COM LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 5:-      SHAREHOLDERS' EQUITY (Cont.)

As of June 30, 2021, the maximum number of Taboola ordinary shares available for issuance under the 2021 Share Incentive Plan is equal to the sum of (i) 31,932,902 shares, (ii) any shares subject to awards under the Legacy Plans which have expired, or were cancelled, terminated, forfeited or settled in cash in lieu of issuance of shares or became unexercisable without having been exercised, and (iii) an annual increase on the first day of each year beginning in 2022 and on January 1st of each calendar year thereafter during the term of the 2021 Plan, equal to the lesser of (A) 5% of the outstanding shares on the last day of the immediately preceding calendar year and (B) such amount as determined by Taboola’s board of directors if so determined prior to January 1 of a calendar year.

The following is a summary of share option activity and related information for the periods from January 1, 2021, through June 30, 2021: (including employees, directors, officers and consultants of the Company)

		Options Outstanding
	Outstanding Share Options	Weighted-Average Exercise Price	Weighted Average Remaining Contractual Life (Years)	Aggregate Intrinsic Value
Balance as of December 31, 2020	46,064,449	$1.54	5.62	247,117
Granted	9,784,918	$6.96
Exercised	(3,485,212)	$1.03		32,379
Forfeited	(656,436)	$2.68
Balance as of June 30, 2021	51,707,719	$2.57	6.09	402,430
Exercisable as of June 30, 2021 (unaudited)	33,527,602	$1.49	4.36	297,118

The aggregate intrinsic value in the table above represents the total intrinsic value that would have been received by the option holders had all option holders exercised their options on the last date of the period.

The weighted-average grant date fair value of options granted during the six and three months ended June 30, 2021, was $9.39 and $8.77, respectively.

As of June 30, 2021, unrecognized share-based compensation cost related to unvested share options and RSUs was $127,402, which is expected to be recognized over a weighted-average period of 4.75 years.

TABOOLA.COM LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 5:-      SHAREHOLDERS' EQUITY (Cont.)

The following is a summary of the RSU activity and related information for the from January 1, 2021 through June 30, 2021: (including employees of the Company)

	Outstanding Restricted Shares Unit	Weighted-Average Grant Date Fair Value Per Share
Balance as of December 31, 2020	12,755,167	5.64
Granted	6,884,175	9.41
Vested	(912,330)
Forfeited	(176,183)	6.20
Balance as of June 30, 2021	18,550,829	7.39

The restricted share units were subject to multiple vesting conditions, such as time-based vesting and additional vesting condition whereby any of the RSUs shall not lapse, and no RSUs shall become vested prior and subject to the consummation of a Merger/Sale or an IPO (as defined in the respective incentive plan), which was satisfied upon Taboola becoming a publicly-traded company on the Nasdaq Global Market.

The total equity-based compensation expense related to all of the Company's equity-based awards recognized for the six and three months ended June 30, 2021, was comprised as follows:

	Three months ended June 30,		Six months ended June 30,
	2021	2020	2021	2020
	Unaudited
Cost of revenues	455	111	580	252
Research and development	8,947	1,037	12,385	2,051
Sales and marketing	35,040	919	36,171	1,897
General and administrative	34,081	156	34,518	293
Total share-based compensation expense	78,523	2,223	83,654	4,493

NOTE 6:-      INCOME TAXES:

The Company’s effective tax rate is highly dependent upon the geographic distribution of its worldwide earnings or losses and tax regulations. The Company’s effective tax rates were (31%) and (502%) for the six months ended June 30, 2021, and 2020, respectively. The difference between the Company’s effective tax rate and the 23% statutory rate in Israel for the six months ended June 30, 2021, resulted primarily from tax profitable jurisdictions, mainly the US, and due to non-tax-deductible expenses primarily the non-deductible portion of share-based payments. In the six months ended June 30, 2020, the effective tax rate was mainly effected by the BEAT regime in the U.S.

TABOOLA.COM LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 7:-      COMMITMENTS AND CONTINGENCIES

Commercial Commitments

In the ordinary course of the business, the Company enters into agreements with certain digital properties, under which, in some cases it agrees to pay them a guaranteed amount, generally per thousand pageviews on a monthly basis. These agreements could cause a gross loss on digital property accounts in which the guarantee is higher than the actual revenue generated. These contracts generally range in duration from 2 to 5 years, though some can be shorter or longer.

Non-cancelable Purchase Obligations

In the normal course of business, the Company enters into non-cancelable purchase commitments with various parties to purchase primarily software and IT related-based services. As of June 30, 2021, the Company had outstanding non-cancelable purchase obligations in the amount of $5,990.

Legal Proceedings

a.
In October 2019, one of the Company's digital properties (the "Digital Property") filed a claim against the Company in the Paris Commercial Court for approximately $706 (the "Claim"). According to the Claim, the Company allegedly has failed to pay certain minimum guarantee payments for the years 2016 to 2019. It is the Company's position that there are no merits to the Claim because the Digital Property did not act in accordance with the agreement and a counterclaim in the amount of $1,970 was filed by the Company for a refund of certain compensation that was paid. A virtual trial took place on February 24, 2021, and the Paris Commercial Court dismissed Digital property claims and ordered them to pay an amount of approximate $12 thousand in costs to Taboola. On June 1, 2021, the Digital Property filed an appeal against the decision of the Paris Commercial Court, and their appellate briefs in early September. Taboola will have to file its response to these claims by January 31, 2022.

b.
In April 2021, the Company became aware that the Antitrust Division of the U.S. Department of Justice is conducting a criminal investigation of hiring activities in the Company’s industry, including the Company. The Company is cooperating with the Antitrust Division.  While there can be no assurances as to the ultimate outcome, the Company does not believe that its conduct violated applicable law.

c.
In the ordinary course of business, the Company may be subject from time to time to various proceedings, lawsuits, disputes, or claims. The Company investigates these claims as they arise and record a provision, as necessary. Provisions are reviewed and adjusted to reflect the impact of negotiations, estimated settlements, legal rulings, advice of legal counsel and other information and events pertaining to a particular matter. Although claims are inherently unpredictable, the Company is currently not aware of any matters that, it believes would individually or taken together, have a material adverse effect on its business, financial position, results of operations, or cash flows.

TABOOLA.COM LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 8:-      SEGMENT INFORMATION

The following table represents total revenue by geographic area based on the advertisers’ billing address:

	Three months ended June 30,		Six months ended June 30,
	2021	2020	2021	2020
	Unaudited
Israel	$50,510	$50,324	$85,047	$83,807
United Kingdom	17,221	11,284	32,737	21,143
United States	121,163	109,580	244,470	249,289
Germany	34,706	21,957	68,375	46,036
France	15,344	9,118	31,348	18,491
Rest of the World	90,128	65,405	170,045	128,248
Total	$329,072	$267,668	$632,022	$547,014

NOTE 9:-    NET INCOME (LOSS) PER SHARE ATTRIBUTABLE TO ORDINARY SHAREHOLDERS

The following table sets forth the computation of basic and diluted net income (loss) per share attributable to ordinary shareholders for the periods presented:

	Three months ended June 30,		Six months ended June 30,
	2021	2020	2021	2020
	Unaudited
Basic net profit (loss) per share
Numerator:
Net income (loss)	$(61,416)	$12,905	$(42,829)	$(10,948)
Less: Undistributed earnings allocated to participating securities	(6,029)	(5,646)	(11,944)	(11,228)
Net income (loss) attributable to ordinary shares – basic	(67,445)	7,259	(54,773)	(22,176)

Denominator:
Weighted-average shares used in computing net income (loss) per share attributable to ordinary shareholders, basic	48,518,124	37,895,239	46,351,830	41,217,908
Net income (loss) per share attributable to ordinary shareholders, basic	$(1.39)	$0.19	$(1.18)	$(0.54)

Diluted net profit (loss) per share
Numerator:
Net income (loss) attributable to ordinary shares – diluted	(67,445)	7,259	(54,773)	(22,176)

Denominator:
Weighted-average shares used in computing net income (loss) per share attributable to ordinary shareholders, basic	48,518,124	37,895,239	46,351,830	41,217,908
Weighted average effect of dilutive securities—effect of stock-based awards	-	22,201,371	-	-
Weighted-average shares used in computing net income (loss) per share attributable to ordinary shareholders, diluted	48,518,124	60,096,610	46,351,830	41,217,908

Net income (loss) per share attributable to ordinary shareholders, diluted	$(1.39)	$0.12	$(1.18)	$(0.54)

TABOOLA.COM LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 10:-    SUBSEQUENT EVENTS

On July 22, 2021, the Company entered into a definitive purchase agreement (the "Purchase Agreement") to acquire Shop Holding Corporation (“Connexity”) (“Connexity Acquisition”) , an independent e-Commerce media platform in the open web, serving over 1,600 direct merchants, and 6,000 publishers, from Shop Management, LLC (“Seller”) for approximately $800,000, subject to customary purchase price adjustments for working capital, the payment of existing Connexity debt, expenses and the other terms and conditions such as certain holdback and retention plans and other indebtedness described in the Purchase Agreement.

On September 1, 2021, the Company consummated the Connexity Acquisition and as a result Taboola (i) issued to the Seller 17,328,049 ordinary shares of Taboola, and (ii) paid to Seller approximately $476,445 in cash.  An additional 3,681,030 ordinary shares of Taboola were held back by Taboola pursuant to certain holdback arrangements entered into with current employees of Connexity, and are to be delivered to such employees in installments over three years following the closing of the Connexity Acquisition, subject to continued employment by such persons with Taboola. Separately, it is expected that certain employees of Connexity will be granted incentive equity awards following the closing of the Connexity Acquisition that will settle in ordinary shares of Taboola with a value of approximately $40,000 and will vest based on continued employment by such persons with Taboola. The purchase price is inclusive of amounts used to repay approximately $68,000 of existing estimated indebtedness of Connexity.  In addition, $10,000 was deposited into an escrow account at closing for purposes of satisfying post-closing purchase price adjustments.

At the closing, Taboola entered into a registration rights agreement under which the Seller is entitled, in certain circumstances, to cause Taboola to register its ordinary shares for resale under the Securities Act of 1933, as amended.

The Connexity Acquisition was accounted for by the purchase method of accounting, and, accordingly, the purchase price has been allocated according to the fair value of the assets acquired and liabilities assumed.

Due to the expected net book value of assets acquired to be immaterial relatively to the total consideration, the Company expects that the substantial majority of the purchase price will be allocated to goodwill and intangible assets.

TABOOLA.COM LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 10:-    SUBSEQUENT EVENTS (Cont.)

A preliminary indication of the fair value of the identifiable assets acquired is approximately $182,140 for the Merchant/Network Affiliate Relationships, Publishers Relationships, Trademark and the Technology. The estimated useful life is 3-5 years. Upon the completion of the Purchase Price Allocation study, different or additional intangible assets may be identified, and the fair value and the useful life may be substantially different from the preliminary indication.

Concurrently with the closing of the Connexity Acquisition, on September 1, 2021, Taboola entered into a $300,000 senior secured term loan credit agreement (the “Credit Agreement”), among Taboola, a wholly-owned Taboola subsidiary, as borrower, the lenders party thereto and JPMorgan Chase Bank, N.A., as administrative agent.  The Credit Agreement provides for borrowings in an aggregate principal amount of up to $300,000 (the “Facility”). The proceeds of the Facility, which was fully drawn at closing, were used by Taboola to finance, in part, the Connexity Acquisition.

Borrowings under the Facility are subject to customary conditions to borrowing and will bear interest at a variable annual rate based on LIBOR or Base Rate plus a fixed margin. The Facility will mature on the seventh anniversary of the closing date and amortizes at a rate of 1.00% per annum payable in equal quarterly instalments, with the remaining principal amount due at maturity.

The Facility is guaranteed by Taboola.com, Ltd. and all of its wholly owned material United States and Israeli subsidiaries, subject to certain exceptions set forth in the Credit Agreement (collectively, the “Guarantors”). The obligations of the Borrower and the Guarantors are secured by substantially all the assets of the Borrower and the Guarantors including stock of subsidiaries, subject to certain exceptions set forth in the Credit Agreement.